WEALTH MINERALS LTD.
                         #1901 - 1177 WEST HASTINGS ST.
                             VANCOUVER, B.C. V6E 2K3

                            TELEPHONE (604) 331-0096
                            TELECOPIER (604) 714-0879

October 29, 2004.

VIA SEDAR

British Columbia Securities Commission
and
TSX Venture Exchange

Dear Sir or Madam:

RE:   QUARTERLY FINANCIAL STATEMENTS, WEALTH MINERALS LTD.
      (FORMERLY TRIBAND ENTERPRISE CORP.)
      FOR THE PERIOD ENDED AUGUST 31, 2004
================================================================================

I hereby confirm that the Quarterly Financial Statements for the fiscal period ended August 31, 2004 were sent by first class mail to the registered shareholders of Wealth Minerals Ltd. on the 29th of October, 2004.

Yours truly,

WEALTH MINERALS LTD.


"Rosalie C. Moore" (signed)
President

/enclosures